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                           February 23, 2024

       Robby Chang
       Chief Executive Officer, President and Director
       Gryphon Digital Mining, Inc.
       1180 North Town Center Drive, Suite 100
       Las Vegas, NV 89144

                                                        Re: Gryphon Digital
Mining, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 14,
2024
                                                            File No. 333-277060

       Dear Robby Chang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at 202-551-3234 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Crypto Assets